510 Burrard St, 3rd Floor
Date: February 16, 2017	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ENDEAVOUR SILVER CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 16, 2017
Record Date for Voting (if applicable) :	March 16, 2017
Beneficial Ownership Determination Date :	March 16, 2017
Meeting Date :	May 03, 2017
Meeting Location (if available) :	Greater Vancouver, B.C.
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	29258Y103	CA29258Y1034

Sincerely,

Computershare
Agent for ENDEAVOUR SILVER CORP.